Mail Stop 3561

November 25, 2009

Mr. Gordon J. Muir
Chief Executive Officer
AlphaTrade.com
930 West First Street, Suite 116
North Vancouver, B.C. V7P3N4 Canada

      RE: **AlphaTrade.com**
                  Form 10-K/A for the Fiscal Year Ended December 31, 2008
                  Form 10-K/A for the Fiscal Year Ended December 31, 2007
                  Filed April 7, 2009 and March 23, 2009
                  Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and
                  June 30, 2009
                  Filed August 19, 2009 and May 20, 2009
                  Forms 10-Q/A for the Fiscal Quarters Ended March 31, 2008,
                  June 30, 2009 and September 30, 2008
                  Filed March 23, 2009
                  File No. 0-25631

Dear Mr. Muir:

We issued a comment to you on the above captioned filings on October 6, 2009. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by December 9, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 9, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You

can find more information about the staff's decision to release filing correspondence at
http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his absence, the undersigned at (202) 551-3377 if you have any questions related to this letter.

       Sincerely,

       Andrew Mew
       Accounting Branch Chief